EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

June 12, 2007

TSX Venture Exchange:                EMR

OTC Bulletin Board:                 EGMCF

U.S. 20-F Registration:       000-51411

Frankfurt Stock Exchange:           EML

EMGOLD TO DRILL MOLYBDENUM AND GOLD PROPERTIES

IN BRITISH COLUMBIA

Emgold Mining Corporation (“Emgold”) is pleased to announce that it has contracted Aggressive Diamond Drilling Ltd. to conduct 2,400 metres of drilling on its Stewart/Jazz Molybdenum and Gold Property and the Rozan Gold Property, located in southeastern British Columbia.

The main focus of the exploration project on the Stewart/Jazz Property is to test an area that was previously explored and drilled by Shell Minerals and Selco Inc. in the early 1980’s.  The exploration programs conducted by these companies outlined three breccia phases that contain significant molybdenum mineralization.  In 1980 Shell’s best drill intercept was 57 metres grading 0.46% MoS2 (BC Ministry of Energy and Mines Assessment Report # 10072).  A total of 16 additional holes were drilled in 1981 by Shell and in 1983 by Selco.  Their results were summarized in the BC Ministry of Energy and Mines Minfile #082FSW229 Report which states that “the (Phase II) breccia zone contains 204,000 tonnes of 0.37% MoS2.”  Reports by Selco indicated the potential for a porphyry style molybdenum deposit adjacent to this Phase II breccia zone (BC Ministry of Energy and Mines Assessment Report #12251).  The historic resource calculation reported here is not NI 43-101 compliant and must not be relied upon for investment purposes.

In late 2005, Emgold conducted a 500 metre diamond drill program to test the historic drill results as part of a due diligence program.  Due to the favourable results from Emgold’s drill program, additional drilling to expand the Stewart Moly mineralized area is planned.  MoS2 results of significance from Emgold’s drill program are tabulated below:

DRIL HOLE NO.	FROM (metres)	TO (metres)	WIDTH (metres)	MoS2 (%)

05SM-01	1.00	138.70	137.70	0.051
Including	46.70	107.10	60.40	0.110
Including	59.10	62.30	3.20	0.449

05SM-02	0.00	92.35	92.35	0.059
Including	0.00	26.30	26.30	0.130
Including	0.00	16.15	16.15	0.189

05SM-03	0.00	85.65	85.65	0.041
Including	66.40	83.80	17.40	0.088
and	40.00	55.70	15.70	0.068
and	32.65	36.88	4.23	0.067
and	16.00	17.00	1.00	0.180

05SM-04	0.00	13.11	13.11	0.118
Including	10.90	12.00	1.10	0.292

05SM-05	0.00	75.29	75.29	0.313
Including	37.85	73.76	35.91	0.597
and	0.00	20.50	20.50	0.091

       Note:  Results above presented as MoS2% calculated from Mo% for consistency with historic exploration results.

Adjacent to the Stewart Moly Zone is an area of historic tungsten mineralization contained in massive sulphides that was explored in the 1940s by Cominco Ltd.  In conjunction with the molybdenum exploration, trenching and drilling will be completed on the tungsten targets.  Grab samples collected by Emgold returned values of 1.23% WO3 and 4.0% Zn from the historic trenches.  These trenches exposed a 1 metre wide mineralized zone for 300 metres along strike.  Historic tungsten grades along the entire strike length, reported by Cominco averaged 1.0% WO3.

15 kilometres southwest of the Stewart/Jazz Property, Emgold also owns the Rozan Property which hosts gold mineralization.  Gold on the Rozan Property is found in quartz veins, sheeted veins and stockwork zones.  A small (2-hole) diamond drill program was completed on the Rozan Property by Emgold in 2000.  One hole intersected the main Rozan quartz vein and returned gold assay value of 60.73 g/T over 0.25 metres.  The second drill hole tested an area of sheeted “Fort Knox style” quartz veinlets and returned 1.45 g/T Au over 4.1 metres.  In 2007, Emgold will follow up these prior gold drill intercepts with an additional 600 metres of diamond drilling.

Trenching is expected to commence on the Stewart/Jazz Property in late July with drilling on Stewart/Jazz and Rozan Properties to follow in August.

Mr. Perry Grunenberg, P.Geo. of PBG Geoscience is the project supervisor and  “Qualified Person” for the purpose of National Instrument 43-101 who has reviewed and verified the contents of this news release.

For more information about Emgold, the Idaho-Maryland Project in Grass Valley, the Stewart, Rozan and Jazz Properties in British Columbia, please visit www.emgold.com or www.sedar.com.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.